Exhibit 23.1

Consent of Independent Accountants

The Shareholders and the Board of Directors

Winn-Dixie Stores, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Winn-Dixie Stores, Inc. and subsidiaries of our report dated August 7, 2003, relating to the consolidated balance sheets of Winn-Dixie Stores, Inc. and subsidiaries as of June 25, 2003 and June 26, 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years ended June 25, 2003, June 26, 2002 and June 27, 2001 and the related financial statement schedule, which reports appear in the Annual Report on Form 10-K of Winn-Dixie Stores, Inc. for the fiscal year ended June 25, 2003.

/s/ KPMG LLP

Jacksonville, Florida

December 12, 2003